ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

March 30, 2006

06012252

RECEIVED
2006 APR -5 P 12:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

SUPPL

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
APR 06 2006
THOMSON
FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
30 March 2006 (ASX Announcement – Overview of FAR: Capital Structure)
30 March 2006 (ASX Announcement & Media Release – Drilling Update, USA)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

Overview of FAR

Active International Portfolio (USA/China/Senegal)

Strong 3D driven 2006 Program (18 wells)

Cash of $13.8m (at 15 March 2006)

Non Operator Focus (more $$$ in wells)

CAPITAL STRUCTURE

	Shares	Mkt Cap (@ 11c)
Ordinary shares	318,553,344	$ 35,040,868
Unlisted options (various exercise and expiry terms)	10,500,000	
Total Issued Shares	329,053,344	$ 36,195,868
Convertible notes (10% at 70c each)	7,700,000	$ 5,390,000

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

30 March 2006

ASX ANNOUNCEMENT AND MEDIA RELEASE

DRILLING UPDATE, NORTH AMERICA

Kakwa Project (FAR 15 percent)
Drilling ahead below 2045 metres

The Kakwa 6-18-63-4 well is drilling ahead below 2045 metres after running 244.5 mm casing to 530 metres. The well is being drilled using Precision Rig 645 on Suncor acreage located in the Kakwa area on the flank of the Peace River Arch of Alberta, Canada.

The well is a test of the deep pressured Wabamun fractured carbonate reservoir which is estimated by Suncor to have potential recoverable reserves of 17 BCF. The lease under the first test comprises 600 acres and forms part of a broader Area of Mutual Interest.



Provincial Capital
Populated Area
Trans-Canada Highway
Major Roads
Lakes
Rivers
0
200Kms
Northwest Territories
British Columbia
ALBERTA
Saskatchewan
Clear Hills Area
Kakwa Area
Edmonton
Calgary
Alberta
LOCATION MAP
USA

The initial test well will be drilled to a planned total depth of 13,000 feet (3,950 metres) and is expected to take approximately 70 days. The location is immediately adjacent to a highway and to a pipeline offering good logistics for early production in the event of success.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

Whilst technical analysis suggests an excellent chance of encountering the seismically defined Wabamun reservoir, the play is supported by additional secondary targets in the Cretaceous (estimated 2BCF potential) at shallower depths. Analogue fields for the Wabamun play are Berland River (57BCF) and Musreau (16-20BCF). Initial production rates of 15 million cubic feet per day are considered likely for the Wabamun reservoir. Gas prices are similar to those achieved in the broader North American market.


Peace River Arch
Deformation Belt
1000
1500
2000
2500
3000
3500
Gold Creek
Kakwa
Musreau
Berland River West
Pine Creek
Pinto
Marsh
Wabamun Structure
and Stratigraphy

Larger Secondary Prospect

Participation in the initial test well earns FAR an option to participate in an additional much larger (50 BCF plus), seismically controlled Wabamun prospect lying to the northeast of the initial test site on a lease comprising 800 acres. Several low risk lower potential Cretaceous targets have been identified on both blocks with up to four locations in each section.

Participants

Pursuant to the agreement working interests in the Kakwa project will he held as follows:

Choice Resources Corp (Operator)	40%
First Australian Resources Limited	**15%**
Reeder Energy, Dallas, Texas	15%
MBOE Inc, Dallas Texas	10%
Running Fox Resources Corp, Richmond, British Columbia	10%
Bolthouse Capital Corp, Vancouver, British Columbia	10%

The leases are subject to Overriding Royalties retained by Suncor.

Clear Hills Project (FAR 15%)

Encouraging gas shows while drilling

The initial test well in the Clear Hills project, the Sweeney 102, has been drilled to a total depth of 1200 metres using Precision Rig 115. Encouraging gas shows have been identified on the well strip log.

While pulling out of the hole to run electric logs the bit became stuck. The operator has elected to temporarily suspend the well and move the rig out while weather conditions are favourable rather than risk being bogged in during the impending thaw.

Operations to evaluate the hydrocarbon shows encountered while drilling will resume when ground conditions allow. Importantly the well has contributed toward the earning obligation with Suncor and the potential for significant drilling activity on the leases. This project is located in the Clear Hills Area in Canada's Western Gas Basin adjacent to the British Columbia border.

The location is proximal to several pipelines allowing for early production in the event of success. A 36" Nova gas line is adjacent and in places crosses the acreage while an 8", 800 psi gathering line is 1/5 to 5 miles from the acreage.

The normally pressured Lower Cretaceous Notikewin sand has been estimated by Suncor to have potential recoverable reserves of 5 to 11 BCF in the 7000 acres under lease in 11 sections. The lease under the first test comprises 600 acres and forms part of a broader Area of Mutual Interest (AMI). There are twenty or so prospective sections within the AMI, which may provide a potential for 9 to over 19 BCF of sweet gas.

The 7000 acres were leased by Suncor prior to the recent run-up in acreage price. The target Notikewin sands produce in the nearby Drake Field, which has cumulatively produced 28 BCF from 200 wells with an Estimated Ultimate Recovery of 75-80 BCF. The proposed drilling locations are based on a detailed petrophysical analysis of wells, on or adjacent to the leased acreage, which were drilled for deeper objectives but were not considered commercial in the Notikewin at the time they were drilled. This aspect materially reduces the technical risk associated with the acreage.

Wells are expected to produce about 0.4 BCF/well, with initial rates of 300 thousand cubic feet per day per well. Currently the wells are drilled on 640 acre spacing. This spacing does not reflect well drainage. In analogous US reservoirs, spacing has been reduced to 40 acres or less in some cases. Such a trend can be expected in Canada as well. Gas prices are similar to those achieved in the broader North American market.

Participants

Working interests (subject to Overriding Royalties retained by Suncor) in the Clear Hills West project are held as follows:

Choice Resources Corp (Operator)	65%
First Australian Resources Limited	**15%**
Graybeard Energy Ltd.	20%

<u>SL 328 #8 well, Lake Long, Lafourche Parish, South Louisiana (FAR 1.375%)</u>
<u>Production casing run – completion operations set to commence.</u>

After delays in sidetracking, the SL328 #8 well has now been cased for future production. Flow lines and facilities around the well have been commenced and a completion rig will be moved in shortly to complete in the H Sand, with initial rates in excess of 1 million cubic feet per day anticipated.

As reported earlier oil and gas pay zones have been confirmed in the D, E, F-1, F-2, G and H sand zones between 9,900 and 10,900 feet. Logs confirm 27.4 feet of net pay in 3 zones with further possible pay of up to 17.3 feet in other zones within the wellbore.

The SL328 #8 was drilled as a deviated well targeting multiple objective sands prospective for oil and gas below 9,900 feet. These normally pressured objectives are supported by a combination of subsurface well control and 3D seismic and are productive elsewhere in the Field.

The SL328 #8 well continues FAR's run of successes at Lake Long with economic modelling suggesting a pay back in less than 6 months.

On other developments the partners in a planned deep Hollywood test well have now agreed on pricing for a turnkey contract that clears the path for drilling later in 2006. FAR (4.09%) hopes to duplicate the success achieved in the initial Hollywood test drilled in 2004.

All working interests at Lake Long are subject to State and other minor royalties. The only other participant in the well is the operator, Kriti Exploration Inc, of Houston Texas

Eagle Project, Kings County, California (FAR 15%)
Revised drilling plan.

The participants have agreed to proceed with a revised plan involving a medium radius curve to achieve the horizontal well path in the target lower Mary Bellochi oil sand of the Gatchell formation. This requires a new horizontal well to commence from a measured depth of 4,028metres (13,215 feet) in the the vertical Eagle North-1 well bore.

It is believed that with the medium radius build up curve approach (which was successful in achieving a horizontal well path in the previous Eagle-1 well) that the objective of completing an oil producing horizontal well in the oil bearing sands between Eagle North-1 and Mary Bellochi-1 will be achieved.

A progress report from the operator, Victoria Petroleum NL, is expected shortly.

For information on FAR's drilling activities visit our website at www.far.com.au